SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of September 2013

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG awarded 10,000 km2 BroadSeis survey program offshore Malaysia

Paris, France – 5 September, 2013

CGG announced today its award by PETRONAS of a contract to acquire and process a 10,000-km2 3D seismic survey program offshore Sabah and Sarawak in Malaysia using BroadSeis™, CGG’s broadband marine solution. The survey started in August and is due to last five months. The survey data set will be processed in CGG’s Kuala Lumpur data center.

Two CGG vessels are being deployed to ensure the program is completed before the onset of the monsoon season. The Viking Vision and Geowave Voyager are deploying their respective 12 x 100 x 8100 m and 8 x 100 x 8100 m spreads in a BroadSeis configuration using steerable Sercel Sentinel® solid streamers equipped with Nautilus® streamer control devices.

BroadSeis has been selected to address the challenging geology in this area, ranging from carbonate layers to complex channels and shallow gas anomalies. With its market-leading bandwidth and low frequency content, in particular, it is expected to improve penetration for the imaging of deep targets and pre-carbonate reservoirs and enhance seismic inversion results.

BroadSource™, CGG’s broadband marine source, will also be used on one of the blocks, to enhance resolution of shallow targets and improve fault definition.

Jean-Georges Malcor, CEO, CGG, said: “Broadband technology has been generating increasing interest among our Malaysian clients in recent years. CGG is recognized as having a very strong track record of broadband acquisition and our BroadSeis solution continues to demonstrate its versatility as seen on a recent successful survey in shallow waters in Vietnam. This experience will be valuable for this contract, which includes a shallow water area, and marks our sixth BroadSeis survey in Malaysia since 2010.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contact

Christophe Barnini

Tel: +33 1 64 47 38 11

E-Mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 5th, 2013	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP